January 27, 2014

Via Federal Express and EDGAR
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E.
Washington, D.C. 20549

Re:        TIER REIT, Inc.
Form 10-K for fiscal year ended December 31, 2012
Filed on March 7, 2013
File No. 000-51293

Dear Mr. Woody:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated January 24, 2014 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) filed by TIER REIT, Inc. (the “Company”) with the Commission on March 7, 2013.
Our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in italics prior to the Company’s response.
Form 10-K for the year ended December 31, 2012
General

1.	We note your response to comment 1 of our comment letter dated November 26, 2013. In future Exchange Act periodic reports please include disclosure regarding your same store NOI.
The Company confirms that it will provide the requested disclosure in future periodic filings.

January 27, 2014

Please contact me if you have any questions regarding the foregoing. Also, please advise whether the Staff has any additional comments to the above-referenced filings. In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TIER REIT, Inc.

/s/ Scott W. Fordham
Scott W. Fordham
President and Chief Financial Officer

cc:	Telisa Webb Schelin, Esq.
James E. Sharp